

Mail Stop 3233

September 21, 2016

Via E-mail
Thomas S. Olinger
Chief Financial Officer
Prologis, Inc. and Prologis, L.P.
Pier 1, Bay 1,
San Francisco, California 94111

Re: **Prologis, Inc. and Prologis, L.P.**
      Form 10-K for the Year Ended December 31, 2015
      Filed February 19, 2016
      Form 8-K filed July 19, 2016
      File No. 001-13545 and No. 001-14245

Dear Mr. Olinger:

We have reviewed your September 15, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2015

Funds From Operations, page 32

1. We note your response to prior comment 4. In future filings, for a clearer disclosure, please label the non-GAAP measure as "Adjusted FFO" or "Modified FFO" attributable to common stockholders and unitholders or a similar caption.

Earning Release on Form 8-K filed July 19, 2016
Exhibits 99.1 and Exhibit 99.2

2. We note that your earning release appears to focus on key non-GAAP financial measures and not GAAP financial measures. Please tell us how you considered the guidance in

Question 102.10 of CD&I related to Non-GAAP Financial Measures issued on May 17, 2016.

3. We note your presentation of "same store NOI- GAAP" percentage increase on page 5 of Exhibit 99.1. Note that same store NOI, by its nature, is a non-GAAP measure. As such, please remove the word "GAAP" from the label associated with this measure in future filings.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or the undersigned at (202) 551-3856 if you have questions regarding the financial statements and related matters. Please contact Folake Ayoola, Senior Staff Attorney, at (202) 551-3673 or Tom Kluck, Legal Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
Commodities